                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                   LOEWS CINEPLEX ENTERTAINMENT CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 540423 110 0
                         -----------------------------
                                (CUSIP Number)

                                  Tamotsu Iba
                          Executive Deputy President,
                            Chief Financial Officer
                               Sony Corporation
                              6-7-35 Kitashingawa
                      Shinagawa-ku, Tokyo 141-0001 Japan
                                81-3-5448-2111

                                with a copy to:

                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                                (212) 259-8000


-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 5, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                     ---------------------
CUSIP NO. 540423 110 0                                     PAGE  2  OF     PAGES
          ------------                                          ---    ---
----------------------                                     ---------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON: Sony Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                                      OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Japan
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        ------------------------------------------------------------------------
        7       SOLE VOTING POWER

                        0
        ------------------------------------------------------------------------
        8       SHARED VOTING POWER

                    23,137,111
        ------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER

                         0
        ------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER

                      23,137,111
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  23,137,111
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
                                Not Applicable
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           38.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP NO. 540423 110 0                                     PAGE  3  OF     PAGES
          ------------                                          ---    ---

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON: Sony Pictures Entertainment Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        ------------------------------------------------------------------------
        7       SOLE VOTING POWER

                0

        ------------------------------------------------------------------------
        8       SHARED VOTING POWER

                23,137,111

        ------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER

                0

        ------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER

                23,137,111

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,137,111

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
        Not Applicable

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.5%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP NO. 540423 110 0                                     PAGE  4  OF     PAGES
          ------------                                          ---    ---

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON: LTMB, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        ------------------------------------------------------------------------
        7       SOLE VOTING POWER

                0

        ------------------------------------------------------------------------
        8       SHARED VOTING POWER

                20,472,807

        ------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER

                0

        ------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER

                20,472,807

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,472,807

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
        Not Applicable

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP NO. 540423 110 0                                     PAGE  5  OF     PAGES
          ------------                                          ---    ---

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON: CPE Holdings, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        ------------------------------------------------------------------------
        7       SOLE VOTING POWER

                0

        ------------------------------------------------------------------------
        8       SHARED VOTING POWER

                291,086.591

        ------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER

                0

        ------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER

                291,086.591

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        291,086.591

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
        Not Applicable

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.5%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

          The Schedule 13D filed with respect to the shares of common stock, par value $0.01 per share (the "Loews Cineplex Common Stock"), of Loews Cineplex Entertainment Corporation, a Delaware corporation ("Loews Cineplex") is hereby amended as follows: (Defined terms have the meanings set forth in the Schedule
13D)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On August 5, 1998, 1,202,486 Loews Cineplex Class A Non-Voting Common Shares were converted into an equal number of shares of Loews Cineplex Common Stock. No payment was required in connection with the conversion of the Loews Cineplex Class A Non-Voting Common Shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As a result of the transaction described in Item 3 above, and based on 60,121,622 shares of Loews Cineplex Common Stock outstanding (which gives effect to the public offering of Loews Cineplex Common Stock on August 5, 1998, including the exercise of the over-allotment option), (i) Sony and Sony Pictures are the beneficial owners of, and share the power to vote, 23,137,111 shares of Loews Cineplex Common Stock or 38.5% of the issued and outstanding shares of Loews Cineplex Common Stock, (ii) LTMB is the beneficial owner of, and shares the power to vote with Sony and Sony Pictures, 20,472,807 shares of Loews Cineplex Common Stock or 34.1% of the issued and outstanding shares of Loews Cineplex Common Stock and (iii) CPE is the beneficial owner of, and shares the power to vote with Sony and Sony Pictures, 291,086.591 shares of Loews Cineplex Common Stock or 0.5% of the issued and outstanding shares of Loews Cineplex Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a letter agreement which is attached hereto as Exhibit No. 7 and is incorporated herein by reference, Sony Pictures has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Loews Cineplex Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Loews Cineplex Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after July 30, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

7 Letter agreement, dated July 8, 1998, among Sony Pictures, Loews Cineplex, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated, Goldman, Sachs & Co., Smith Barney Inc., as representatives of the several underwriters

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 10, 1998


                            SONY CORPORATION

                            By: /s/ Tamotsu Iba
                                ------------------------------------
                            Name:  Tamotsu Iba
                            Title: Executive Deputy President, Chief
                                   Financial Officer


                            SONY PICTURES ENTERTAINMENT INC.

                            By: /s/ Ronald N. Jacobi
                                --------------------------------
                            Name:  Ronald N. Jacobi
                            Title: Executive Vice President,
                                   General Counsel and Secretary


                            LTMB, INC.

                            By: /s/ Ronald N. Jacobi
                                -----------------------------------------
                            Name:  Ronald N. Jacobi
                            Title: Executive Vice President and Secretary


                            CPE HOLDINGS, INC.

                            By: /s/ Ronald N. Jacobi
                                ---------------------------------
                            Name:  Ronald N. Jacobi
                            Title: Executive Vice President,
                                   General Counsel and Secretary

                                 EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

7 Letter agreement, dated July 8, 1998, among Sony Pictures, Loews Cineplex, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated, Goldman, Sachs & Co., Smith Barney Inc., as representatives of the several underwriters